UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date November 19, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Acting VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk.

NOTICE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS 2014

(No. 237/PR000/COP-A0500000/2014)

Pursuant to Article 12 paragraph 2 juncto Article 13 paragraph 2 of the Article of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk herein after abbreviated as PT Telkom Indonesia, Tbk (further referred to as the “Company”), upon the written request to convene an Extraordinary Shareholders Meeting abbreviated as EGMS (further referred to as the “Meeting”)  by 1 (one) or more shareholders holding with at least 1/10 (one tenth) of the total shares with legal voting right, the Company hereby announce to the shareholders that the Company is to hold the EGMS 2014 on:

Day/Date                :   Friday/December 19, 2014

Time                       :   14.00  Jakarta Time

Place                       :   Hotel Ritz Carlton Pacific Place

Jl. Jenderal Sudirman No. 52-53

Jakarta Selatan 12190

Those eligible to attend the EGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on December 3, 2014.

According to the Article 13 paragraph 5 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by November 26,  2014.

Invitation for the Shareholder Meeting shall be announced on December 4,  2014.

Bandung, November 19, 2014

PT Telekomunikasi Indonesia, Tbk

Board of Directors